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                                                                     EXHIBIT 12
                            AMERICAN EXPRESS COMPANY
            COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)


                            Six Months          Years Ended December 31,
                           Ended June 30,  -----------------------------------
                               1999
                           (Unaudited)     1998      1997      1996      1995      1994
                            ---------      ----      ----      ----      ----      ----
Earnings:
    Pretax income from
     continuing operations    $1,687     $2,925    $2,750    $2,664    $2,183    $1,891
    Interest expense           1,031      2,224     2,122     2,160     2,343     1,925
    Other adjustments             70        124       127       139        95       103
                               -----      -----     -----     -----     -----     -----
Total earnings (a)            $2,788     $5,273    $4,999    $4,963    $4,621    $3,919
                               -----      -----     -----     -----     -----     -----
Fixed charges:
    Interest expense          $1,031     $2,224    $2,122    $2,160    $2,343    $1,925
    Other adjustments             69        129       129       130       135       142
                               -----      -----     -----     -----     -----     -----
Total fixed charges (b)       $1,100     $2,353    $2,251    $2,290    $2,478    $2,067
                               -----      -----     -----     -----     -----     -----
Ratio of earnings to
    fixed charges (a/b)         2.53       2.24      2.22      2.17      1.86      1.90
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Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company
(the Company) and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of
Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation. In the fourth quarter of 1995, the Company's ownership in First Data Corporation ("FDC") was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the Company's investment in FDC is accounted for as Investments - Available for Sale.